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                                                      REGISTRATION NO. 33-98528
                                                      RULE 424(b)(5)

                          SUPPLEMENT TO PROSPECTUS,
                            DATED August 28, 1996

                                 PhyCor, Inc.

                               3,000,000 Shares

                                 Common Stock

                                 ____________

        The Prospectus, dated August 28, 1996 (the "Prospectus"), to which this Supplement, dated March 11, 1997, is attached (the "Supplement"), relates to the resale by the holders thereof of up to an aggregate of 3,000,000 shares of Common Stock, no par value per share ("Common Stock") of PhyCor, Inc. (the "Company"), issued upon the conversion of subordinated convertible notes issued or to be issued by the Company without registration under the Securities Act of 1933, as amended (the "Act"), in connection with the acquisition of the assets of single and multi-specialty medical clinics, the assets of individual physician practices and the assets of related businesses, including, but not limited to, management services organizations, consulting firms and other physician management companies. In addition, this Prospectus also relates to the resale by certain holders of Common Stock issued upon the exercise of options granted by the Company prior to the adoption by the Company of its stock incentive plans and warrants issued as consideration for (i) consulting or other services provided or to be provided to the Company and (ii) the execution of a management or service agreement with the Company or an affiliate.

        This Supplement relates to the proposed resale by Burns Clinic Medical Center, P.C., a Michigan professional corporation (the "Clinic"), of 208,550 shares of the Company's Common Stock issued to the Clinic upon the partial conversion of certain 7.0% Subordinated Convertible Notes with an aggregate principal amount of $7,962,263 (collectively, the "Purchase Notes"). The Company issued the Purchase Notes to the Clinic in connection with the acqusition by PhyCor of Northern Michigan, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Michigan"), of certain assets of the Clinic pursuant to an Asset Purchase Agreement between PhyCor and the Clinic dated as of October 1, 1994 (the "Purchase Agreement").

        Terms defined in the Prospectus have the same meaning in this Supplement unless the context requires otherwise. All share numbers used herein give effect to a three-for-two stock split of the Common Stock effected on June 14, 1996 in the form of a 50% stock dividend and all prior stock dividends.

                                 ____________

                The date of this Supplement is March 11, 1997.



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        THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT
PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.

Selling Shareholder

        The Clinic operates a multi-specialty medical clinic in Petoskey, Michigan and maintains seven satellite locations in the area. The Clinic's principal office is located at 560 West Mitchell, Petoskey, Michigan 49770.

        The Company, through PhyCor-Michigan, acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement. In connection therewith, the Company issued the Purchase Notes to the Clinic in a transaction exempt from the registration requirements of the Act. On December 12, 1995, the Clinic partially converted certain of the Purchase Notes in accordance with their terms, into an aggregate of 187,629 shares of PhyCor Common Stock. The Clinic resold the 187,629 shares in accordance with the terms of a Prospectus Supplement dated December 13, 1995. On December 6, 1996, the Clinic partially converted certain of the Purchase Notes in accordance with their terms, into an aggregate of 145,985 shares of PhyCor Common Stock. The Clinic resold the 145,985 shares in accordance with the terms of a Prospectus Supplement dated December 13, 1996. On March 7, 1997, the Clinic partially converted certain of the Purchase Notes, in accordance with their terms, into an aggregate of 208,550 shares of PhyCor Common Stock (the "Shares"). The Clinic intends to resell the Shares in the over-the-counter market and through the writing of options on the Shares in accordance with the terms of the Prospectus.

        In connection with the acquisition of the assets of the Clinic, PhyCor-Michigan entered into a Service Agreement, effective as of October 1, 1994 (the "Service Agreement") with the Clinic. Pursuant to the Service Agreement, PhyCor-Michigan will provide the Clinic with the equipment and facilities used in the medical practice of the Clinic, manage Clinic operations and employ the Clinic's non-medical professional personnel in exchange for a service fee. The Service Agreement is for a term of 40 years and may only be terminated in limited circumstances.

Plan of Distribution

        This Supplement relates to the reoffering of the Shares by the Clinic. The Clinic has designated Alex. Brown & Sons Incorporated ("Alex. Brown"), a registered broker-dealer, as agent for the resale of the Shares. The Shares will be sold in private or block transactions in the over-the-counter market (including the Nasdaq Stock Market (National Market System)) or otherwise at fixed prices which may be charged, at market price, or at negotiated prices or through the writing of options. Alex. Brown has agreed to use its best efforts to sell and write options on the Shares on behalf of the Clinic. The Clinic and/or Alex. Brown may effect such transactions


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by selling such shares to or through other broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Clinic, Alex. Brown and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Clinic and/or Alex. Brown and any broker-dealers that act in connection with the sale of the shares being sold hereby may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Act, and any commissions received by (or discounts allowed to) them and any profit on the resale of the shares as principal may be deemed to be underwriting discounts and commissions.



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